Exhibit 99.1

Notice

On October 14, 2010 Mr. Nir Sheratzky informed D. Medical Industries Ltd. (the "Company") of his resignation from the board of directors of the Company, effective immediately.

Mr. Sheratzky served as a director since February 2006 and resigned due to personal reasons and after taking into consideration the best interests of the Company.